ROBERT BRANTL, ESQ.
                               322 4th Street
                             Brooklyn, NY 11215
                                718-768-6045
                             718-965-4042 (fax)
                         robertbrantl@earthlink.net

March 22, 2006

Via EDGAR
Steven Jacobs
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: National Energy Services Company, Inc.
     Form 10-KSB for the fiscal year ended October 31, 2005
     Amendment No. 1 to the above referenced Form 10-KSB
     File No. 000-50089

Dear Mr. Jacobs:

     I am writing in response to your letter to John A. Grillo dated March 16, 2006. The Staff's comments that were set forth in your letter are repeated below in bold italics.

     We are today filing Amendment No 2 to the Form 10-KSB. I will send a marked copy of the text to Howard Efron of your office.

Amendment No. 1 to Form 10-KSB for the fiscal year ended October 31, 2005

Financial Statements

Restatement, page F-17

     1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5 AND WE DISAGREE WITH YOUR POSITION THAT YOU HAVE A GUARANTEE THAT FALLS INTO THE SCENARIO OF PARAGRAPH 7F. OF FIN 45. WE BRING TO YOUR ATTENTION THAT COMMON CONTROL DOES NOT APPEAR TO EXIST BETWEEN NATIONAL ENERGY SERVICES COMPANY, INC. AND CHARTER MANAGEMENT LLC BECAUSE JOHN AND DEBORAH O'NEILL DID NOT HOLD MORE THAN 50% OF THE VOTING OWNERSHIP INTEREST IN EACH ENTITY (THE O'NEILL'S OWNED LESS THAN 22% OF THE VOTING INTEREST COMMON STOCK OF NATIONAL ENERGY SERVICES COMPANY, INC. AS OF OCTOBER 31, 2005). SECONDLY, AFTER REVIEWING THE FORM OF THE LOAN AGREEMENT BETWEEN CHARTER MANAGEMENT, LLC AND NATIONAL ENERGY SERVICES COMPANY, INC. (PROVIDED AS PART OF YOUR RESPONSE DATED NOVEMBER 15, 2005), IT APPEARS THAT NATIONAL ENERGY SERVICES COMPANY, INC. HAS A PRIMARY OBLIGATION UNDER THE LOAN FOR WHICH WE ARE NOT AWARE OF A JUSTIFICATION FOR THE DERECOGNITION OF SUCH OBLIGATION (PAST FINANCING SUPPORT PROVIDED BY THE O'NEILL'S DOES NOT PROVIDE A BASIS FOR DERECOGNITION OF LIABILITIES TO THE O'NEILL'S). AS SUCH, PLEASE REVISE YOUR ACCOUNTING POLICY AND

        AMEND YOUR FILING TO RECORD THESE SO CALLED "PASS-THROUGH" TRANSACTIONS WITHIN YOUR FINANCIAL STATEMENTS. ADDITIONALLY, PLEASE REVISE YOUR OFF-BALANCE SHEET ARRANGEMENTS DISCLOSURE AND CONSULT WITH YOUR INDEPENDENT ACCOUNTANTS ON THIS MATTER AND RELATED TO OBTAINING A NEW AUDITORS' REPORT FOR YOUR AMENDED FILING. FINALLY, AS WE NOTE THAT YOU NO LONGER RELY ON CHARTER MANAGEMENT TO PROVIDE FINANCING UNDER YOUR BUSINESS PLAN, PLEASE HELP US UNDERSTAND IF THIS CHANGE HAS ANY MATERIAL AFFECT TO YOUR BUSINESS PLAN AND WHAT CONSIDERATION YOU HAVE GIVEN TO DISCLOSING SUCH MATTERS WITHIN MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     1. The financial statements for the years ended October 31, 2005 and 2004 that are included in Amendment #2 have been restated. The "pass-through" debts now appear as receivables and payables on the balance sheet. Additionally, the disclosure regarding "off-balance sheet arrangements" has been amended in Amendment #2, and appropriate modifications to the Management's Discussion have been made. In addition, disclosure of the diminished role of Charter Management in financing the Company's sales has been made at page 4. Disclosure regarding the effect on the Company's prospects of the addition of leasing options was previously made at page 10.

                                        Yours

                                        /s/ Robert Brantl
                                        --------------------
                                        Robert Brantl